UNITED STATES
			Securities and Exchange Commission
			      Washington, D. C. 20549

				Schedule 13G
		  Under the Securities Exchange Act of 1934
			      (Amendment No. _ )

				THE MIDDLEBY CORPORATION
				    Common Stock
				Sedol Number 2590930

Date of Event Which Requires Filing of this Statement:     January 11, 2018

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [     ]  Rule 13d-1(b)
         [  x  ]  Rule 13d-1(c)
         [     ]  Rule 13d-1(d)

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         1)     Name of reporting person:
                 Cambridge Global Asset Management
		 (the "Investment Manager")
		 A Business Unit of CI Investments Inc.
		 2 Queen Street East, Twentieth Floor
		 Toronto, Ontario, M5C 3G7

         2)     Check the appropriate box if a member of a group:
                  a)     n/a
                  b)     n/a

         3)     SEC use only

         4)     Place of organization:
                  Toronto, Ontario, Canada

Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:           2,769,841
         6)     Shared voting power:        - 0 -
         7)     Sole dispositive power:     2,769,841
         8)     Shared dispositive power:   - 0 -

         9)    Aggregate amount beneficially owned by each reporting person:
		  2,769,841

         10)  Check if the aggregate amount in row (9) excludes certain shares:
                  n/a

         11)  Percent of class represented by amount in row (9):
                  4.95%

         12)  Type of reporting person:
                  IA, CO

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         Item 1a)     Name of issuer:
                           The Middleby Corporation

         Item 1b)     Address of issuer's principal executive offices:
                           1400 Toastmaster Drive
			   Elgin, Illinois, 60120
			   The United States


         Item 2a)    Name of person filing:
                 Cambridge Global Asset Management
		 (the "Investment Manager")
		 A Business Unit of CI Investments Inc.

		The Investment Manager is deemed to be the beneficial owner of the issuers shares reflected in Item 4 below by virtue of the fact that it acts as investment adviser to certain investment funds.

         Item 2b)    Address of  principal business office:
                           CI Investments Inc.
			   2 Queen Street East
			   Twentieth Floor
			   Toronto, On
			   M5C 3G7
                           Canada

         Item 2c)    Citizenship:
                      Ontario, Canada corporation


         Item 2d)    Title of class of securities:
                        Common Stock

         Item 2e)    Sedol No. 2590930

         Item 3) If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a :
         (a)[   ] Broker or dealer under Section 15 of the Act.
         (b)[   ] Bank as defined in Section 3(a)(6) of the Act.
         (c)[   ] Insurance Company as defined in Section 3(a)(6) of the Act.
         (d)[ ] Investment Company registered under Section 8 of the Investment Company Act.
         (e)[ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
         (f)[   ] Employee Benefit Plan, Pension Fund which is subject to
         ERISA of 1974 or Endowment Funds; see 240.13d-1(b)(ii)(F).
         (g)[   ] Parent holding company, in accordance with 240.13d-1(b)(ii)(G)
         (h) [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J).

         Item 4)    Ownership:

         (a)     Amount beneficially owned:            2,769,841

         (b)     Percent of Class:  4.95%

         (c)     Number of shares as to which such person has:
                  (i)   sole power to vote or to direct the vote:
                                    2,769,841
                  (ii)  shared power to vote or to direct the vote:
                                    -  0 -
                  (iii) sole power to dispose or to direct the disposition of:
                                    2,769,841
                  (iv)  shared power to dispose or to direct the disposition of:
                                    -  0 -

         Item 5)    Ownership of Five Percent or less of a class:
                           Yes

         Item 6) Ownership of more than Five Percent on behalf of another person:

	                  n/a

         Item 7) Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:
                           n/a

         Item 8)    Identification and classification of members of the group:
                         Cambridge Global Asset Management
		 	(the "Investment Manager")
		 	A Business Unit of CI Investments Inc.

         Item 9)    Notice of dissolution of group:
                           n/a

         Item 10)   Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                                     Signature
                                                    -----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         --------------------------------
         Date  January 19, 2018

         CI Investments Inc.
	 On behalf of the Investment Manager


         By___________________________________________
       		Phong Liao
                Chief Compliance Officer